ACTIVE FAITH, Inc.
Financial Statements
December 31st, 2018 and
2019

CAL Accounting
Independent Accountant's Review Report

To Management
ACTIVE FAITH, Inc.
720 Rusk Street
Houston, TX 77002

We have reviewed the accompanying Balance Sheet of ACTIVE FAITH, Inc. as of December 31, 2018 and as of December 31, 2019, and the related Income Statements and Cash Flows and Statement of Stockholders' Equity for the period then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Chad Cahambing

Chad Cahambing, CPA
May 8, 2020

Active Faith, Inc.
Balance Sheet

		As of Dec-18	As of Dec-19
Cash		57,113.00	73,871.00
Inventory		991,088.00	1,159,744.80
Capitalized Web and Software Dev. Costs		44,049.00	44,049.00
Accumulated Depreciation		-	(14,683.00)
		44,049.00	29,366.00
Total Assets		**1,092,250.00**	**1,262,981.80**
Other Current Liabilities	Sch. 1	257,985.00	306,536.00
Other Long-Term Liabilities	Sch. 2	209,715.00	107,074.00
Total Liabilities		**467,700.00**	**413,610.00**
Additional Paid-in Capital		1,675,000.00	1,757,234.00
Accumulated Retained Earnings		(1,050,450.00)	(907,862.20)
Total Stockholder's Equity		**624,550.00**	**849,371.80**
Total Liabilities and Stockholder's Equity		**1,092,250.00**	**1,262,981.80**

Active Faith, Inc.

Income Statement

		For the year ended 2018	For the year ended 2019
Revenue from Sales		3,295,144.00	2,605,634.00
Returns and Allowances		(175,273.00)	(126,721.00)
Net Sales		**3,121,889.00**	**2,480,932.00**
Cost of Goods Sold	Sch. 3	988,543.20	781,690.20
Gross Profit		2,133,345.80	1,699,241.80
Other Revenue - Shipping		411,777.00	217,127.00
Salaries and Wages		205,822.00	130,166.00
Rents		41,396.00	81,380.00
Taxes and Licenses		111,560.00	157,266.00
Interest		3,076.00	72,867.00
Marketing and Advertising	Sch. 4	1,804,300.00	932,515.00

Employee Benefit Program		2,000.00	5,084.00
Other Deductions	Sch. 5	472,114.00	354,127.00
Total Expenses		2,640,268.00	1,733,405.00
Net Income/(Loss)		**(95,145.20)**	**182,963.80**

Active Faith, Inc.
Cash Flow Statement

	For the year ended 2018	For the year ended 2019
Net Income/ (Loss)	(95,145.00)	182,964.00
Adjustments to reconcile Net Income to Cash	-	(164,615.00)
Net Cash Provided by Operating Activities	**(95,145.00)**	**18,349.00**
Cash Flow From Investing	**(44,049.00)**	**-**
Equity Contributions	-	100,000.00
Loan Servicing/Interest	(76,820.00)	(91,591.00)
Equity Distributions	(128,887.00)	(10,000.00)
Cash Flow From Financing	**(205,707.00)**	**(1,591.00)**
Cash and Cash Equivalents	**(344,901.00)**	**16,758.00**
Cash, Beginning of Period	402,014.00	57,113.00
Cash, End of Period	**57,113.00**	**73,871.00**

Active Faith, Inc.
Stockholders' Equity

	Common Stock, $0.01 Par*	Paid-In Capital in Excess of Par	Retained Earnings	Total Stockholders' Equity
Balance December 31, 2018	**14,584.83**	**1,660,415.17**	**(1,050,450.00)**	**624,550.00**
Issued shares for Cash	-	82,234.00		82,234.00
Purchase of Treasury Stock			(30,376.00)	(30,376.00)
Net Income			182,963.80	182,963.80
Cash Dividends			(10,000.00)	(10,000.00)
Stock Dividends				-
Balance December 31, 2019	**14,584.83**	**1,742,649.17**	**(907,862.20)**	**849,371.80**

Authorized to issue Two Million (2,000,000) shares

Schedule 1
Other Current Liabilities

Description	As of Dec-18	As of Dec-19
Clearbanc	179,799.00	216,467.00
Chase CC - 1574	48,722.00	48,037.00
Chase CC - 9941	26,432.00	23,393.00
American Express	3,032.00	18,369.00
Total	**257,985.00**	**306,266.00**

Schedule 2
Other Long-term Liabilities

Description	As of Dec-18	As of Dec-19
Gift Card Liability	(34,929.00)	(62,353.00)
Clearing Account - PayPal	364.00	4,083.00
Temporary Holds	(373.00)	(29,975.00)
Sales Tax	119,976.00	145,843.00
Shopify Capital Loan	124,677.00	41,429.00
Knight Capital Loan	-	7,935.00
Misc. Clearing Accounts	-	112.00
Total	**209,715.00**	**107,074.00**

Schedule 3
Inventory

	As of Dec-18	As of Dec-19
Inventory, Beginning	635,742.00	991,088.00
Purchases	1,343,889.20	950,347.00
Sold	988,543.20	781,690.20
Inventory, Ending	**991,088.00**	**1,159,744.80**

Schedule 4
Marketing and Advertising

	For the year ended 2018	For the year ended 2019
Advertising	2,132.00	-
Social Media Marketing	1,268,593.00	698,246.00
Email Marketing	85,731.00	32,273.00
Online Marketing	41,952.00	70,664.00
Digital Marketing	333,056.00	94,576.00
Conference Vendor Booth	4,175.00	885.00
Loyalty Rewards Marketing	1,775.00	12,350.00

Viral Marketing	761.00	2,388.00
Website Maintenance	-	8,814.00
Depreciation Web and Software Dev.	-	(14,683.00)
Endorsement Marketing	25,000.00	10,336.00
Graphics	5,006.00	2,347.00
Influencer Marketing	4,000.00	-
Sponsorship	5,000.00	-
Photography	12,869.00	11,744.00
Videography	14,250.00	2,575.00
Total	**1,804,300.00**	**932,515.00**

Schedule 5
Other Deductions

	For the year ended 2018	For the year ended 2019
Accounting	37,121.00	-
Automobile and Truck Expenses	6,920.00	12,953.00
Bank Charges	195.00	2,303.00
Consulting	37,500.00	-
Dues and Subscriptions	480.00	4,641.00
Education and Training	2,000.00	1,388.00
Fuels	74.00	-
Insurance	17,697.00	35,344.00
Legal and Professional	2,540.00	21,911.00
Meals	6,204.00	6,761.00
Miscellaneous	5,324.00	2,348.00
Office Expense	51,825.00	34,316.00
Outside Services and Contractors	11,532.00	2,682.00
Parking Fees and Tolls	939.00	-
Payroll Processing Expenses	2,042.00	2,072.00
Postage/Shipping	5,184.00	2,651.00
Telephone	4,574.00	8,568.00
Travel	66,429.00	47,217.00
Utilities	673.00	-
Merchant Processing Fees	106,531.00	69,359.00
Chargeback Fees	17,945.00	3,000.00
Loan Fees	76,820.00	91,591.00
Amazon Fees	10,820.00	-
Product Development	745.00	5,022.00
Total	**472,114.00**	**354,127.00**

Notes to Financial Statements

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

ACTIVE   FAITH, Inc. ("the Company") is a corporation formed under the laws of the State of Texas.   The company sells apparel online. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the fundraising equity offering or management's other efforts internally to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation   The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates   The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents   Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory   Inventory is maintained at cost using FIFO cost flow

Property and Equipment   The company incurs Website and Software Development costs that is essential to the business. All costs are accumulated in Non-Current Assets section in the balance sheet. Depreciation is calculated on a straightline basis over management's estimate of the asset's useful life, less a nominal amount to account for estimated salvage value.

NOTE C- INCOME TAXES   The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded a net taxable loss in 2019. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it.

NOTE D- SUBSEQUENT EVENTS   Management considered events subsequent to the end of the period but before May 8, 2020, the date that the financial statements were available to be issued. None noted.